July 18, 2005

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Erie Family Life Insurance Company
Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
File No. 002-39458

Dear Mr. Rosenberg:

Erie Family Life Insurance Company (“the Company”) hereby submits this additional correspondence in response to the Securities and Exchange Commission’s (“the Commission”) letter dated May 6, 2005. Our proposed amendments to the Company’s Form 10-K for December 31, 2004 and Form 10-Q for March 31, 2005, are also included in the text of the letter below, as appropriate. The numbered paragraphs of this letter correspond to the numbered paragraphs in the staff’s letter dated May 6, 2005. The Company intends to file these amendments on Forms 10-K and 10-Q not later than July 28, 2005.

The Company acknowledges that:

❑	The Company is responsible for the adequacy and accuracy of the disclosure in the filings,

❑	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

❑	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSES

Item 1	After further consideration of the staff’s comment, the Company proposes the following amendment to the Management's Discussion and Analysis (MD&A) of the Form 10-K for the fiscal year ended December 31, 2004:

Critical Accounting Estimates

Investment valuation

Add:

See Note 3 to the Company’s financial statements for a discussion on recently released Emerging Issues Task Force guidance related to other-than-temporary impairments.

Item 2	Additional disclosure to be included in the MD&A of Form 10-K/A related to all Critical Accounting Estimates:

Investment valuation

Add:
At December 31, 2004, the Company’s internally-valued securities amounted to 1.1% of its total invested assets. The Company holds no equity securities. Changes in fair values of the fixed maturity and preferred stock investments are recorded in other comprehensive income as unrealized gains or losses. See also Notes 3 and 4 to the Company’s financial statements where unrealized gains and losses and information on impairments are discussed more fully.

Insurance liabilities

Background Information:

The Company’s estimates of liabilities are produced under two distinct models, one for traditional life insurance products estimated under Financial Accounting Standard No. 60 (FAS 60) and another for interest sensitive products estimated under Financial Accounting Standard No. 97 (FAS 97). Under these standards, the Company necessarily makes judgments about expected future outcomes concerning a number of actuarial assumptions, all of which would impact the estimate. Unlike many types of estimates, the assumptions underlying life insurance liabilities are interrelated. It would be extremely complicated to conduct sensitivity analysis around any one of the key assumptions and the analysis would not be representative of a reasonably possible outcome since the assumptions are interrelated. For example, changes in lapse rates would cause a re-estimation of mortality assumptions since the lapsing policies could change the composition of covered lives. Changes in assumptions concerning interest rates could also cause a change in assumptions concerning persistency patterns and unit expenses.

For these reasons, the Company believes computation and disclosure of single assumption sensitivity is not meaningful to financial statement users. However, the Company believes, after consideration of the staff’s comments, that expanded discussion of the nature of the insurance liability estimates is warranted and proposes the following additional disclosure in its amended Form 10-K filing for the year ended December 31, 2004:

Add: Long term actuarial assumptions are required in order to estimate reserves for policy liabilities and deferred acquisition costs (DAC) in the financial statements of the Company. These actuarial assumptions for mortality rates, lapse rates, administrative expenses, and investment returns must be made for many years into the future and vary by product type and policy duration as well as the age, sex, and underwriting class of the insured or annuitant. These assumptions are determined after studying past results and trends along with making judgments about future events. There are risks that reported amounts could require adjustment because actual results may differ from these expected assumptions depending on the accounting model used. For example, under the FAS 97 model, if mortality experience or policy lapses were higher than expected in the current period, current income would be lower than projected and DAC amortization would be reduced due to lower than expected profit for the period. Over the long term, if the trend of higher mortality and lapse rates was considered permanent, the estimated future profits would be revised downward and DAC amortization would be accelerated. Under the FAS 60 model, if higher mortality or lapse rates were assumed current income would be reduced because of increased DAC amortization. Over the long term, loss recognition may arise if the adverse trends were considered permanent and all product profit margins were exhausted. The accounting model for traditional whole life and term products is based on Financial Accounting Standard (FAS) 60, Accounting and Reporting by Insurance Enterprises, and the accounting model for universal life products and deferred annuities is based on FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.

Liabilities of traditional life insurance and income-paying annuity future policy benefits are computed primarily by the net level premium method. Deferred annuity future policy benefit liabilities are established at accumulated values without reduction for surrender charges. Reserves for universal life plans are based on the contract account balances.

Deferred policy acquisition costs (DAC) asset

Add:
The Company incurs significant costs in connection with acquiring new business, principally commissions and policy issue and underwriting expenses. Acquisition costs, which vary with and are primarily related to the production of new business, are deferred as an asset and amortized over a period of time. At each balance sheet date, the Company evaluates the value of this asset in light of historical and expected results.

The DAC related to traditional life insurance products is amortized in proportion to premiums over the premium-paying period of related policies using assumptions consistent with those used in computing policy liability reserves. Assumptions used for a specific era of issued policies are “locked-in;” therefore, amortization in subsequent years is not adjusted for changing assumptions. In any period where the Company’s actual policy terminations are higher (lower) than anticipated policy terminations, DAC amortization will be accelerated (decelerated) in that period.

The DAC related to universal life products and deferred annuities is amortized in relation to the actual and expected gross profits from investment, mortality and expense margins and surrender charges of the policies over a specified period of time. This period is 30 years for universal life and 20 years for deferred annuities. Both historical and anticipated investment returns, including realized gains and losses, are considered in determining the amortization of DAC. GAAP requires that changes in expected future gross profits on the annuity and universal life products cause the DAC amortization rate to be revised retroactively, or “unlocked”, to the date of policy issuance. The cumulative change in DAC related to prior periods is recognized as a component of the current period’s DAC amortization, along with DAC amortization associated with the actual gross profits of the current period. Lower actual gross profits in a period resulting from lower margins on investments, mortality, and/or expenses would typically result in less DAC amortization in that period, whereas higher actual gross profits would result in more amortization in the period. However, if lower gross profits were expected to continue into the future, additional amortization of the existing DAC asset may occur. See the “Analysis of policy-related benefit and expenses” section that follows for a discussion on the 2004 retrospective adjustment.

The Company periodically reviews the DAC asset to determine if it continues to be recoverable. For traditional life products, if the benefit reserves plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves. For universal life and deferred annuities, if the current present value of future expected gross profits is less than the unamortized DAC, a charge to income is recorded for additional DAC amortization.

Delete:
The Company incurs significant costs in connection with acquiring new business, principally commissions and policy issue and underwriting expenses. Acquisition costs, which vary with and are primarily related to the production of new business, are deferred as an asset and amortized over a period of time. At each balance sheet date, the Company evaluates the value of this asset in light of historical and expected results.

The DAC related to traditional life insurance products is amortized in proportion to premiums over the premium-paying period of related policies using assumptions consistent with those used in computing policy liability reserves. Assumptions used for a specific issue year are “locked-in;” therefore, amortization in subsequent years is not adjusted for changing assumptions.

The DAC related to universal life products and deferred annuities is amortized in relation to the expected gross profits from projected investment, mortality and expense margins and surrender charges of the policies over a specified period of time. This period is 30 years for universal life and 20 years for deferred annuities. Both historical and anticipated investment returns, including realized gains and losses, are considered in determining the amortization of DAC. GAAP requires that changes in expected future gross profits on the annuity and universal life products cause the DAC amortization rate be revised retroactively, or “unlocked”, to the date of policy issuance. The cumulative change in DAC related to prior periods is recognized as a component of the current period’s DAC amortization, along with DAC amortization associated with the actual gross profits of the current period. Lower actual gross profits in a period would typically result in less DAC amortization in that period, whereas higher actual gross profits would result in more amortization in the period. However, if lower gross profits were expected to continue into the future, additional amortization of the existing DAC asset may occur. See the “Analysis of policy-related benefit and expenses” section that follows for a discussion on the 2004 retrospective adjustment.

The Company periodically reviews the DAC asset to determine if it continues to be recoverable from future premiums or profits. If less than the full amount of DAC is determined to be recoverable, a portion of such costs are expensed at the time of determination. The amount of DAC considered recoverable may be reduced in the near term if the estimate of future gross premiums or profits were to be reduced. The amount of DAC amortization may be revised if any of the estimates discussed above are revised

Proposed amendments to Note 3 – Significant Accounting Policies of Form 10-K/A related to DAC Asset Estimates:

Add: In any period where the Company’s actual policy terminations are higher (lower) than anticipated policy terminations, DAC amortization will be accelerated (decelerated) in that period.

The Company periodically reviews the DAC asset to determine if it continues to be recoverable. For traditional life products, if the benefit reserves plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves. For universal life and deferred annuities, if the current present value of future expected gross profits is less than the unamortized DAC, a charge to income is recorded for additional DAC amortization.

Delete:
The Company periodically reviews the DAC asset to determine if it continues to be recoverable from future premiums or profits. If less than the full amount of DAC is determined to be recoverable, a portion of such costs are expensed at the time of determination. The amount of DAC considered recoverable would be reduced in the near term if the estimate of future gross premiums or profits were to be reduced. The amount of DAC amortization may be revised if any of the estimates discussed above are revised.

Proposed amendments to Note E –DAC Asset of Form 10-Q/A to conform to Annual Report changes above:

Add:
In accordance with Financial Accounting Standard (FAS) 60, Accounting and Reporting by Insurance Enterprises, the DAC related to traditional life insurance products is amortized in proportion to premium revenues over the premium-paying period of related policies using assumptions consistent with those used in computing policy liability reserves. Assumptions used for a specific era of issued policies are “locked-in;” therefore, amortization in subsequent years is not adjusted for changing assumptions. In any period where the Company’s actual policy terminations are higher (lower) than anticipated policy terminations, DAC amortization will be accelerated (decelerated) in that period.

In accordance with FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, the DAC related to universal life products and deferred annuities is amortized in relation to the actual and expected gross profits from investment, mortality and expense margins and surrender charges of the policies over a specified period of time. This period is 30 years for universal life and 20 years for deferred annuities. Both historical and anticipated investment returns, including realized gains and losses, are considered in determining the amortization of DAC. GAAP requires that changes in expected future gross profits on the annuity and universal life products cause the DAC amortization rate to be revised retroactively, or “unlocked,” to the date of policy issuance. The cumulative change in DAC related to prior periods is recognized as a component of the current period’s DAC amortization, along with DAC amortization associated with the actual gross profits of the current period. Lower actual gross profits in a period resulting from lower margins on investments, mortality, and/or expenses would typically result in less DAC amortization in that period, whereas higher actual gross profits would result in more amortization in the period. However, if lower gross profits were expected to continue into the future, additional amortization of the existing DAC asset may occur.

Delete:
In accordance with Financial Accounting Standard (FAS) 60, Accounting and Reporting by Insurance Enterprises, the DAC related to traditional life insurance products is amortized in proportion to expected premium revenues over the premium-paying period of related policies using assumptions consistent with those used in computing policy liability reserves. Assumptions used for a specific issue year are “locked-in;” therefore, amortization in subsequent years is not adjusted for changing assumptions.

In accordance with FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, the DAC related to universal life products and deferred annuities is amortized in relation to the expected gross profits from projected investment, mortality and expense margins and surrender charges of the policies over a specified period. This specified period is 30 years for universal life and 20 years for deferred annuities. Both historical and anticipated investment returns, including realized gains and losses, from the investment of policyholder funds are considered in determining the amortization of deferred policy acquisition costs. Generally accepted accounting principles require that changes in expected future gross profits on the annuity and universal life products cause the DAC amortization rate to be revised retroactively, or “unlocked”, to the date of policy issuance. The cumulative change in DAC related to prior periods is recognized as a component of the current period’s DAC amortization, along with DAC amortization associated with the actual gross profits of the current period. Lower actual gross profits in a period would typically result in less DAC amortization in that period, whereas higher actual gross profits would result in more amortization in the period. However, if lower gross profits were expected to continue into the future, additional amortization of the existing DAC asset may occur.

Item 3	The Company proposes the following amendments to the MD&A of Form 10-K/A:

Results of Operations

Add:
Total annuity and universal life deposits, which do not appear as revenue on the Statements of Operations, were $90.9 million, $157.5 million, $187.7 million and $82.0 million in 2004, 2003, 2002 and 2001 respectively. The large increase in deposits in 2002 and 2003 was primarily from first-year and single premium annuity deposits, excluding deposits for structured settlements and deposits for the Erie Insurance Group Retirement Plan, which were $31.8 million, $100.7 million, $140.6 million, and $39.8 million in 2004, 2003, 2002 and 2001, respectively. The large increases in first year and single premium annuity deposits in 2002 and 2003 was a result of volatile equity market conditions and the Company’s favorable annuity interest rates relative to alternative investments. If such deposits had continued at levels experienced in 2002 and 2003, the

Company would have experienced substantial statutory capital strain and greater exposure to interest rate risk. Changes in guaranteed and credited interest rates on annuities in 2003 were designed to maintain the Company’s target spreads, reduce interest rate risk and moderate deposit flows to historic levels providing a capital efficient balance between life and annuity products. In the five quarters from the fourth quarter of 2003 through the fourth quarter of 2004, these deposits have stabilized at between $7.0 million and $9.0 million per quarter. Further declines in annuity deposits such as those experienced on a year-over-year basis in 2003 and 2004 are not expected to continue.

Delete:
Total annuity and universal life deposits, which do not appear as revenue on the Statements of Operations, were $90.9 million, $157.5 million and $187.7 million in 2004, 2003 and 2002, respectively. First-year and single premium annuity deposits, excluding deposits for structured settlements and deposits for the Erie Insurance Group Retirement Plan, decreased $68.9 million to $31.8 million in 2004, from $100.7 million in 2003. The Company’s ability to attract deposits depends in large part on the relative attractiveness of its products compared to other investment alternatives. Annuity deposits have declined over the past 18 months due to lower credited interest rates and an improved equity market.

The Company proposes the following amendments to the MD&A of Form 10-Q/A:

Analysis of Policy Revenues

Add:
This decline in production increases unit costs as the Company’s fixed costs are spread over a smaller base of issued policies. The Company is in the process of revising some of its traditional life products including adding features that, based on research conducted with its distribution force, will be more attractive in the marketplace. It is expected that this product revision will increase direct new premiums on traditional life insurance policies.

Item 4	The Company proposes the following amendments to the MD&A of Form 10-Q/A:

     The following table presents the Company’s gross contractual cash flow commitments on surplus notes, limited partnerships and policyholder obligations.

	Payments Due By Period
	(dollars in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Fixed obligations:
Limited partnership commitments	$11,605	$0	$8,755	$2,850	$0
Principal and interest on surplus notes (1)	64,419	1,322	18,834	3,350	40,913

Fixed contractual obligations	76,024	1,322	27,589	6,200	40,913

Gross long-term liabilities (2)	3,303,231	167,626	333,247	318,250	2,484,108

Gross contractual obligations (3)	$3,379,255	$168,948	$360,836	$324,450	$2,525,021

(1)	EIC has the option to demand payment on a $15 million surplus note on or after December 31, 2005. However, it is probable that EIC will allow the Company to renew this note with a later maturity date.

(2)	Contractual obligations on gross long-term liabilities represent estimated benefit payments from insurance policies and annuity contracts. Actual obligations in any single year will vary based on actual mortality, morbidity, lapse, and withdrawal experience. The sum of these obligations exceeds the liability on the balance sheet of $1,276,230 due to expected future premiums and investment income that, along with invested assets backing the liabilities, will be used to fund these obligations.

(3)	Gross contractual obligations net of estimated reinsurance recoverables are as follows:

	Payments Due By Period
	(dollars in thousands)
		Less than
	Total	1 year	1-3 years	3-5 years	Thereafter

Gross contractual obligations	$3,379,255	$168,948	$360,836	$324,450	$2,525,021
Estimated reinsurance recoverables (a)	207,908	7,153	15,947	17,723	167,085

Net contractual obligations	$3,171,347	$161,795	$344,889	$306,727	$2,357,936

(a)	Includes estimated amounts recoverable from reinsurers on long-term liabilities that are subject to the credit worthiness of the reinsurer.

Item 5	No additional response from the Company.

Item 6	After further review and consideration of materiality, the Company has determined that its equity method of accounting for limited partnership gains and losses is not a significant accounting policy and has correspondingly deleted the following paragraph from Note 3 of the Form 10-K/A:

Delete:
Limited partnerships include U.S. and foreign real estate and mezzanine debt investments. These partnerships are recorded using the equity method, which is the Company’s share of the carrying value of the partnership. Unrealized gains and losses on limited partnerships are reflected in shareholders’ equity in accumulated other comprehensive income, net of deferred taxes. The Company has not guaranteed any of the partnership liabilities.

Item 7	The Company proposes to remove the sentence referring to the Disability Income Reserve in Note 3 of the Form 10-K/A.

Item 8	The Company proposes the following amendments to the Assets section of the Statements of Financial Position in the Form 10-K/A (reclassifying securities lending collateral from the cash and cash equivalents of the Company to a separate asset category):

(dollars in thousands)

	As of December 31
	2004	2003
Assets
Investments
Fixed maturities at fair value (amortized cost of $1,297,913 and $1,203,607, respectively)	$1,366,898	$1,280,327
Equity securities at fair value (cost of $59,426 and $56,608, respectively)	66,375	62,948
Limited partnerships (cost of $15,234 and $12,203, respectively)	15,467	12,241
Real estate mortgage loans	6,124	6,305
Real estate	1,044	1,127
Policy loans	10,671	9,951

Total investments	1,466,579	1,372,899

Cash and cash equivalents	22,446	26,172
Premiums receivable from policyholders	7,876	7,344
Reinsurance recoverable	2,527	2,960
Other receivables	319	137
Accrued investment income	16,031	15,088
Deferred policy acquisition costs	111,409	98,207
Reserve credit for reinsurance ceded	29,420	20,758
Securities lending collateral	0	65,495
Prepaid federal income taxes	789	1,983
Other assets	4,044	18,520

Total assets	$1,661,440	$1,629,563

Additional Explanatory Note related to staff’s comment on Statement of Cash Flows presentation:

In considering the change to the Company’s Statements of Cash Flows proposed by the Staff the Company reviewed paragraphs 14 through 24 of FAS 95, Statement of Cash Flows, which addresses classifications of cash receipts and cash payments from the three primary activities: investing, financing and operating. Investing activities should include making and collecting loans and acquiring and disposing of debt and equity instruments. It gives some examples of cash inflows and outflows related to investing activities such as receipts from sales and payments to acquire equity instruments of other enterprises and from returns of investment in those instruments. Financing activities on the other hand are defined as obtaining resources from owners and providing them with a return on, and return of, their investment, borrowing money and repaying amounts borrowed. Examples of financing activities included in these paragraphs are proceeds from issuing equity instruments and repayments of amounts borrowed.

The Company participates in another institution’s securities lending program as one of its investing activities. The securities on loan with the bank generate gains for the Company each reporting period. The Company believes its participation in such a program is an investing activity, as currently presented, in accordance with FAS 95.

Item 9	The Company makes reference to Note 5 – Deferred Policy and Acquisition Costs and the “Analysis of policy-related benefits and expenses” section of the MD&A regarding the nature of the changes made in assumptions unlocked in 2004.

The increase in DAC will result in higher future amortization and the Company proposes the following amendment to Note 5 of the Form 10-K/A to more fully explain:

Add:
While the 2004 DAC amortization decreased due to the unlocking of assumptions, DAC amortization in future periods is expected to be higher than what was expected prior to the unlocking of assumptions based on the greater future gross profits from these products. The Company estimates that, absent any other changes, annual DAC amortization will be higher by between $0.2 million and $0.4 million for several years due to the unlocking of certain assumptions.

Additional explanatory note:

The adjustment to the DAC asset and related amortization changes are a result of the normal unlocking of assumptions under FAS 97 and in accordance with APB 20, a change of accounting estimate in the current period requiring no restatement.

As the FAS 97 liability is principally deposit account balance based, the changes in assumptions concerning DAC do not have a direct correlative impact on insurance policy liabilities.

Items 10&11	The Company proposes the following amendments to Item 9A of Form 10-K/A regarding the uncovering of the material weakness:

Evaluation of Disclosure Controls and Procedures

Add:
In the course of evaluating its procedures and controls over actuarially determined amounts and disclosures, the Company has identified a weakness in internal control. Certain aspects of the system of internal control related to the Company’s actuarial processes and procedures did not reduce to a relatively low level the risk that a material misstatement of the Company’s financial statements caused by errors would be prevented or detected within a timely period. The Company also concluded it does not have sufficient qualified actuarial resources to assure timely review and detection of errors in actuarially determined information.

Delete:
The Company has identified a weakness in internal control over the information systems and processes used to determine the recorded amount of actuarially determined amounts and disclosures in the financial statements. The Company has also concluded it does not have sufficient qualified actuarial resources to assure timely review and detection of errors in actuarially determined information.

Other proposed amendments to Item 9A of Form 10-K/A:

Evaluation of Disclosure Controls and Procedures

Delete:
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, except as described in the following paragraph, the Company’s disclosure controls and procedures as of December 31, 2004 are effective for gathering, analyzing and disclosing the information the Company is required to disclose in reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Add:
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, because of the weakness in internal control described in the preceding paragraph, the Company’s disclosure controls and procedures as of December 31, 2004 are not effective for gathering, analyzing and disclosing the information the Company is required to disclose in reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Management has effected numerous changes to compensate for and remediate the material weakness in internal control described in the second preceding paragraph. In order to ensure the financial statements are not affected by the control weaknesses, management has continued development of detailed analytical and other analyses to corroborate actuarially determined amounts and disclosures. Under the direction of the Chief Financial Officer, procedural changes have been implemented to provide for additional levels of review of detailed calculations and analyses supporting the Company’s recording and disclosure of actuarially determined information. This enhanced review process extends to internally developed models and spreadsheets critical to the amounts being determined for recording and disclosure purposes.

Changes in Internal Control Over Financial Reporting

Delete:

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect disclosure controls subsequent to the date of this evaluation.

Add:
Significant changes in the Company’s internal controls or in other factors that could significantly affect disclosure controls subsequent to the date of this evaluation are described in the “Evaluation of Disclosure Controls and Procedures,” immediately preceding this section.

Proposed amendments to Item 4 of Form 10-Q/A:

Evaluation of Disclosure Controls and Procedures

Delete:
In its Form 10-K/A, Amended Annual Report for 2004, the Company reported a weakness in internal control over the information systems and processes used to record actuarially determined amounts and disclosures in the financial statements. The Company has also concluded it does not have sufficient qualified actuarial resources to assure timely review and detection of errors in actuarially determined information.

Add:
In its Form 10-K/A, Amended Annual Report for 2004, the Company identified a weakness in internal control in the course of evaluating its procedures and controls over actuarially determined amounts and disclosures. Certain aspects of the system of internal control related to the Company’s actuarial processes and procedures did not reduce to a relatively low level the risk that a material misstatement of the Company’s financial statements caused by errors would be prevented or detected within a timely period. The Company also concluded it does not have sufficient qualified actuarial resources to assure timely review and detection of errors in actuarially determined information.

Delete:
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, except as described in the following paragraph, the Company’s disclosure controls and procedures as of March 31, 2005 are effective for gathering, analyzing and disclosing the information the Company is required to disclose in reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Add:
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, because of the weakness in internal control described in the preceding paragraphs, the Company’s disclosure controls and procedures as of December 31, 2004 are not effective for gathering, analyzing and disclosing the information the Company is required to disclose in reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Item 12	Additional explanation is being provided the staff on the frequency of unlocking by the Company:

The Company’s practice with respect to products subject to FAS 97 is to review certain assumptions against actual experience at least annually and, when credible changes have occurred, to update those assumptions to reflect new best estimates. During 2004, in addition to normal expense factor updates based on 2003 experience reflected in the 2Q statement, the Company updated the expense study based on 2004 YTD experience and unlocked the expense factors during 4Q to reflect these refinements. 1Q’05 unlocking reflected updates in some allocation methods as well as for actual 2004 experience. The Company may unlock expense, mortality and lapse assumptions as updated experience studies become available.

After consideration of the staff’s comments, the Company proposes the following amendments to Note E – Deferred Policy Acquisition Costs (DAC) Asset of Form 10-Q/A for the period ending March 31, 2005:

Add:
Also, in accordance with FAS 97, amounts previously projected for various items that impact DAC are replaced by their respective actual amounts as they are realized. During the first quarter of 2005, the Company “trued up” several items that had a pre-tax impact of $0.5 million additional amortization. The most significant of these was policyholder account balances used to project investment spreads but also trued up was surrenders and death benefits.

Delete:
In addition, during its annual review of actual experience to assumptions used, the Company trued up certain items in the first quarter of 2005 resulting in a $0.5 million increase in the DAC amortization.

Item 13	The Company proposes the following amendments to MD&A of Form 10-Q/A:

Benefits and Expenses

The Company will extend its current discussion of the refinements made to the liability calculation. The Company notes that the item is currently characterized as a correction.

The following language will be added to the Company’s Form 10-Q/A for the period ended March 31, 2005:

Add:

The increase in future life policy benefits includes a $0.7 million charge related to a correction of an error in the determination of reinsurance reserve credits. The prior calculation method duplicated the amount of such credits for certain policy types due to an error in determining the inventory of policies qualifying for such credits.

Delete:
This increase includes a $0.7 million charge related to an adjustment made to correct previously recorded reinsurance reserve credits, reflecting refinements in the method to calculate these credits.

Sincerely,

/s/ Philip Garcia
Philip Garcia
Executive Vice President &
Chief Financial Officer